As filed with the Securities and Exchange Commission on June 10, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

ALTERA CORPORATION

(Name of Subject Company (Issuer))

ALTERA CORPORATION

(Name of Filing Persons (Offeror))

Certain Options Under the Altera Corporation 1996 Stock Option Plan
(Title of Class of Securities)

021441100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

JOHN P. DAANE
President and Chief
Executive Officer
Altera Corporation
101 Innovation Drive
San Jose, California 95134
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
KATHERINE E. SCHUELKE, ESQ. Vice President, General Counsel and Secretary ALTERA CORPORATION 101 Innovation Drive San Jose, California 95134 (408) 544-7000	WARREN L. TROUPE, ESQ. BRIAN V. CAID, ESQ. MORRISON & FOERSTER LLP 370 17th Street, Suite 5200 Denver, Colorado 80202 (303) 592-1500

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$199,378,005	$16,129.68**

*Calculated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase an aggregate of 10,641,131 shares of common stock of Altera Corporation, representing all of the options that are eligible to participate in the offer as described herein, are exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value ($199,378,005), multiplied by (b) $80.90 per $1,000,000 of the transaction value.

**Previously paid.

     ☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing party: Date filed:	Not applicable. Not applicable. Not applicable. Not applicable.

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS
EX-(a)(11) Presentation to Employees

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 5, 2003 by Altera Corporation, relating to the offer by Altera Corporation to exchange certain outstanding stock options to purchase common stock, par value $0.001 per share.

     Item 12 to Altera Corporation’s Schedule TO is amended and supplemented to add the following new exhibit, which is filed with this Amendment No. 1 to Schedule TO:

Item 12. Exhibits.

     (a)  (11) Presentation to Employees of Altera Corporation Beginning June 10, 2003

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ALTERA CORPORATION

By:	/s/Katherine E. Schuelke

Katherine E. Schuelke Vice President, General Counsel and Secretary

Date: June 10, 2003

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(11)	Presentation to Employees of Altera Corporation Beginning June 10, 2003

3